================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             CITATION CORPORATION.
                        ------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                   172895104
                              ------------------
                                (CUSIP Number)


                          JAMES J. CONNORS, II, ESQ.
                                KELSO & COMPANY
                                320 PARK AVENUE
                              NEW YORK, NY  10022
                                (212) 751-3939
         -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 June 24, 1999
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box:    / /.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      FRANK T. NICKELL

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
                                                                    [_]

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      KELSO INVESTMENT ASSOCIATES VI, L.P.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      13-400-3575
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
                                                                    [_]

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,350,040 SHARES E
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      KEP VI, LLC

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      13-400-3577
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
                                                                    [_]

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      KELSO GP VI, LLC

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      13-400-3562
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
                                                                    [_]

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================
                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      RSJ ACQUISITION CO.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                              0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================
                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      MICHAEL B. GOLDBERG

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                              0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================
                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      GEORGE E. MATELICH

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                              0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================
                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      FRANK K. BYNUM, JR.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                              0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      THOMAS R. WALL, IV

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      DAVID I. WAHRHAFTIG

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE  OF  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      PHILIP E. BERNEY

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0 SHARES
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                5,350,040 SHARES
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            0 SHARES
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0 SHARES
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,350,040 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Citation Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2 Office Park Circle, Suite 204, Birmingham, Alabama, 35223.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement on Schedule 13D is being filed jointly by RSJ Acquisition Co., a Delaware corporation ("Newco"); Kelso Investment Associates VI, L.P., a Delaware limited partnership ("KIA VI"); KEP VI, LLC, a Delaware limited liability company, ("KEP VI", and, together with KIA VI, the "Limited Partnerships"); Kelso GP VI, LLC, a Delaware limited liability company and the general partner of KIA VI ("KGP VI"); and Frank T. Nickell, President and Chief Executive Officer and a managing member of each of KGP VI and KEP VI, Michael D. Goldberg, George E. Matelich, Frank K. Bynum, Jr., Thomas R. Wall, IV, David I. Wahrhaftig and Philip E. Berney, each of whom is a managing member of each of KGP VI and KEP VI (collectively, the "Managing Members" and, together with Newco, the Limited Partnerships and KGP VI, the "Reporting Persons"). The Managing Members disclaim beneficial ownership of the securities reported herein.

          The Limited Partnerships are private investment vehicles formed for the purpose of investing in transactions arranged by Kelso & Company, a private investment firm specializing in acquisition transactions ("Kelso"). Newco was formed by Kelso to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its incorporation and such proposed transactions. The principal business address of each of the Reporting Persons is c/o Kelso & Company, 320 Park Avenue, 24/th/ Floor, New York, NY 10022. The present principal occupation of each of the Managing Members is as follows: Mr. Nickell is President of Kelso and each of Mr. Goldberg, Mr. Matelich, Mr. Bynum, Mr. Wall, Mr. Wahrhaftig and Mr. Berney is a Managing Director of Kelso. Each of the Managing Members is a citizen of the United States. James J. Connors, II is currently the sole director and executive officer of Newco. Mr. Connors' principal occupation is Vice President and General Counsel of Kelso and his business address is c/o Kelso & Company, 320 Park Avenue, 24/th/ Floor, New York, NY 10022.

          During the last five years, none of the Reporting Persons or Mr. Connors has been (i) convicted in a criminal proceeding (excluding traffic
                  -
violations and similar misdemeanors), or (ii) a party to a civil proceeding of a
                                          --
judicial or administrative body of
competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As more fully described in Item 4 hereof, Newco and the stockholders listed on Schedule A hereto (the "Stockholders") have entered into the Voting Agreement (as such term is defined in Item 4) with respect to the Merger (as such term is defined in Item 4).

          The Stockholders entered into the Voting Agreement to induce Newco to enter into the Merger Agreement (as such term is defined in Item 4). As such, no funds were expended by any of the Reporting Persons in connection with the Voting Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     On June 24, 1999, Newco and the Company entered into an Agreement and Plan of Merger and Recapitalization (the "Merger Agreement") providing for the Merger of Newco with and into the Company (the "Merger"), whereupon the separate existence of Newco will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned, directly or indirectly, by the Company or any subsidiary of the Company or by Newco and (ii) shares of Common Stock subject to dissenters' rights) will be converted into either (A) $18.10 in cash or (B) a combination of common stock of the Surviving Corporation and cash equal to $18.10, provided that the existing holders of Common Stock will be required to retain 7% of the common stock of the Surviving Corporation in the aggregate. Under the Merger Agreement, Newco has the right to restructure the Merger as an all-cash transaction if it determines it can report the transaction as a recapitalization for financial accounting purposes without requiring the stockholders of the company to retain such a stake in the surviving corporation. If Newco exercises this right, each such share of Common Stock will be converted into $18.10 in cash.

          The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time Newco or the Company may terminate the Merger Agreement under certain conditions, in each case as set forth in the Merger Agreement.

          Because approval of the Company's stockholders is required by applicable law in order to consummate the Merger, the Company will submit the Merger to its stockholders for approval. In anticipation of this requirement, concurrently with and as a further condition to the execution and delivery of the Merger Agreement, Newco and the

Stockholders entered into a Voting Agreement dated as of June 24, 1999 (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholders have agreed to vote 29.9% of the Common Stock issued and outstanding as of May 31, 1999 (the "Shares") in favor of the Merger. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements in the Voting Agreement with respect to the Shares will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, the Stockholders have agreed pursuant to the Voting Agreement to vote, and have appointed Newco, James J. Connors, II and Frank Loverro as their irrevocable proxy to vote, the Shares in favor of the Merger and of certain related agreements and actions and against certain other enumerated actions or agreements. Subject to the terms and conditions of the Voting Agreement, all of the Stockholders have also agreed to refrain from soliciting or responding to certain inquiries or proposals regarding the Company, to restrictions on transfer of the Shares, to waive any rights of appraisal available in the Merger with respect to the Shares and to take or refrain from taking certain other actions.

          At the Effective Time, (i) the certificate of incorporation and the bylaws of the Company, as in effect immediately prior to the Effective Time, shall remain the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, (ii) the members of the board of directors of Newco at the Effective Time shall become the directors of the Surviving Corporation and
(iii) the officers of the Company at the Effective Time shall remain the officers of the Surviving Corporation.

          If consummated, the Merger will result in Newco and its affiliates becoming the controlling stockholders of the Company. If the Merger is consummated, certain shares of the Surviving Corporation will continue to be (i) listed on the NASDAQ National Market System and (ii) registered under the Exchange Act, provided that, Newco does not exercise its options, described above in this Item 4, to eliminate the requirement that the Company's stockholders retain 7% of the Surviving Corporation. If Newco exercises such right, no shares of the Surviving Corporation will be so listed or so registered.

          The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are either incorporated herein by reference or filed as Exhibit hereto.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in this Item 4 (although subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b). As of June 24, 1999, Newco owned no shares of Common
          Stock.

          However, as of June 24, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, Newco may be deemed to have beneficially owned the Shares subject to the Voting Agreement, constituting in the aggregate approximately 29.9% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Merger Agreement as outstanding as of May 31, 1999).

          Newco is a subsidiary owned entirely by the Limited Partnerships and therefore, KIA VI, by the action of its general partner, KGP VI, LLC and KEP VI, by the action of any of the Managing Members, have the shared power to direct the voting and disposition of the Shares. Each General Partner disclaims beneficial ownership of the Shares.

          (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, none of the Reporting Persons and no other person described in
Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

          (d) None of the Reporting Persons, to the best knowledge of each Reporting Person, has the right to receive or to the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM  7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of June 24, 1999, between RSJ Acquisition Co. and Citation Corporation (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated July 1,
     1999).

2. Voting Agreement, dated as of June 24, 1999, among RSJ Acquisition Co. and the Stockholders.

3. Joint Filing Agreement, among each of the Reporting Persons, dated July 6, 1999.

4.   Powers of Attorney.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 6, 1999

                                   KELSO INVESTMENT ASSOCIATES V, L.P.

                                   By:  Kelso GP VI, LLC, its
                                        General Partner

                                   By:             *
                                      -----------------------------------

                                   KEP VI, LLC

                                   By:             *
                                      -----------------------------------

                                   KELSO GP VI, LLC


                                   By:             *
                                      ----------------------------------


                                   RSJ ACQUISITION CO.

                                   /s/ James J. Connors, II.
                                   --------------------------------------

                                   By: James J. Connors, II.


                                                   *
                                   --------------------------------------
                                        Frank T. Nickell

                                                   *
                                   --------------------------------------
                                        Michael B. Goldberg



                                                   *
                                   --------------------------------------
                                        George E. Matelich



                                                   *
                                   --------------------------------------
                                        Frank K. Bynum, Jr.



                                                   *
                                   --------------------------------------
                                        Thomas R. Wall, IV



                                                   *
                                   --------------------------------------
                                        David I. Wahrhaftig




                                                   *
                                   --------------------------------------
                                        Philip E. Berney

* By: /s/ James J. Connors, II
      James J. Connors, II
      Attorney-in-Fact

                                   Schedule A
                                   ----------

Stockholder name and address:                                              Shares
---------------------------------------------------------------------------------
Wilmington Trust Company, as Trustee                                    1,009,840
of the Morris Hackney Irrevocable Trust dated June 1, 1999
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
Attn:  Daryl Gebhart
---------------------------------------------------------------------------------

Hackney One Investments, LLC, a Delaware limited liability company      3,299,634
2 Office Park Circle, Suite One
Birmingham, Alabama 35223
Attn:  T. Morris Hackney
---------------------------------------------------------------------------------

Hackney Two Investments, LLC, a Delaware limited liability company        160,000
2 Office Park Circle, Suite One
Birmingham, Alabama 35223
Attn:  T. Morris Hackney
---------------------------------------------------------------------------------

Hackney Three Investments, LLC, a Delaware limited liability company      160,000
2 Office Park Circle, Suite One
Birmingham, Alabama 35223
Attn:  T. Morris Hackney
---------------------------------------------------------------------------------

The Hackney Foundation, an Alabama nonprofit corporation                  338,000
2 Office Park Circle, Suite One
Birmingham, Alabama 35223
Attn:  Brenda M. Hackney
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
Wilmington Trust Company, as Trustee                                      364,166
of the Brenda M. Hackney Irrevocable Trust dated June 1, 1999
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
Attn: Daryl Gebhart
---------------------------------------------------------------------------------

Brenda M. Hackney, as Trustee of Declaration of Trust dated                 9,200
October 2, 1994 f/b/o Thomas Mitchell Hackney
2 Office Park Circle, Suite One
Birmingham, Alabama 35223
---------------------------------------------------------------------------------

Brenda M. Hackney, as Trustee of Declaration of Trust dated                 9,200
October 2, 1994 f/b/o Anne Morris Hackney
2 Office Park Circle, Suite One
Birmingham, Alabama 35223
---------------------------------------------------------------------------------
                                 TOTAL                                  5,350,040
---------------------------------------------------------------------------------

                               INDEX OF EXHIBITS

1. Agreement and Plan of Merger, dated as of June 24, 1999, between RSJ Acquisition Co. and Citation Corporation (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, dated July 1,
      1999).

2. Voting Agreement, dated as of June 24, 1999, among RSJ Acquisition Co. and certain stockholders of Citation Corporation.

3. Joint Filing Agreement, among each of the Reporting Persons, dated July 6, 1999.

4.    Powers of Attorney.